

August 14, 2013

Via E-Mail
Munawar Hidayatallah
Chief Executive Officer
Aly Energy Services, Inc.
3 Riverway, Suite 920
Houston, Texas 77056

> **Re: Aly Energy Services, Inc.**
> **Amendment No. 1 to Form 8-K**
> **Filed July 31, 2013**
> **File No. 033-92894**

Dear Mr. Hidayatallah:

We have reviewed your filing and have the following comment.

Financing Activities, page 19

1. We note your response to comment four in our letter dated June 11, 2013. We also note that you did not file all of the schedules and exhibits to your credit agreement. Please file your credit agreement, including all exhibits and schedules, with your next Exchange Act filing.

You may contact Kevin Stertzel, Staff Accountant at (202) 551-3723 or, in his absence, John Cash, Accounting Branch Chief at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, Erin Jaskot, Staff Attorney, at (202) 551-3442 with any other questions.

                                        Sincerely,

                                        /s/ Erin K. Jaskot, *for*

                                        Pamela Long
                                        Assistant Director

Cc: Via E-mail
        Bruce Hallett, Esq.